Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 26 DATED FEBRUARY 18, 2014
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated May 1, 2013, Supplement No. 21 dated January 10, 2014, which superseded and replaced all previous supplements to the prospectus, Supplement No. 22 dated January 28, 2014, Supplement No. 23 dated February 3, 2014, Supplement No. 24 dated February 10, 2014 and Supplement No. 25 dated February 13, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.; and
(2)	the reallocation of shares from our distribution reinvestment plan offering to our primary offering.
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. After giving effect to the reallocation of shares discussed below, we are offering up to 292,300,000 shares in a primary offering and up to approximately 5,473,684 shares pursuant to our distribution reinvestment plan. As of February 14, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 270.1 million shares of our common stock in our offering, resulting in gross proceeds to us of approximately $2,693.3 million, consisting of approximately 265.8 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $2,652.7 million, and approximately 4.3 million shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $40.6 million.
We previously disclosed that our board of directors has approved closing the primary portion of our offering on February 28, 2014, unless all shares being offered have been sold prior to that date, in which case the offering will be terminated. If all of the shares we are offering have not been sold by February 28, 2014, our board of directors may extend the primary offering as permitted under applicable law. Subject to availability of shares, our general policy is to accept subscription agreements for our primary offering if they are signed and dated by the investor on or before February 28, 2014 and are received in good order and fully funded no later than the close of business on April 30, 2014.
We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering.
The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Reallocation of Shares from Our Distribution Reinvestment Plan Offering to Our Primary Offering
We have reallocated $23,000,000 in shares of common stock from our distribution reinvestment plan offering to our primary offering.
The following information supersedes and replaces the heading on the outside front cover of our prospectus and all similar discussions appearing throughout the prospectus:
Cole Credit Property Trust IV, Inc.
Maximum Offering of Approximately 297,773,684 Shares of Common Stock
The following information supersedes and replaces the second paragraph on the cover of our prospectus and all similar discussions appearing throughout the prospectus:
We are offering up to 292,300,000 shares of our common stock in our primary offering for $10.00 per share, with discounts available for certain categories of purchasers. We also are offering under our prospectus up to approximately 5,473,684 shares of our common stock pursuant to our distribution reinvestment plan at a purchase price during this offering of $9.50 per share. We intend to offer these shares until February 28, 2014, unless all shares being offered have been sold prior to that date, in which case the offering will be terminated. If all of the shares being offered have not been sold by February 28, 2014, our board of directors may extend our primary offering as permitted under applicable law. We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering.

We may need to renew the registration of this offering annually with certain states in which we expect to offer and sell shares. In no event will we extend this offering beyond 180 days after the third anniversary of the initial effective date, and we may terminate this offering at any time. We reserve the right to reallocate the shares we are offering between our primary offering and our distribution reinvestment plan.
The following information supersedes and replaces the table on the cover of our prospectus and all similar discussions appearing throughout the prospectus:

	Price	Selling	Dealer	Net Proceeds
	to Public	Commissions	Manager Fee	(Before Expenses)
Primary Offering Per Share	$10.00	$0.70	$0.20	$9.10
Total Maximum	$2,923,000,000	$204,610,000	$58,460,000	$2,659,930,000
Distribution Reinvestment Plan Per Share	$9.50	$—	$—	$9.50
Total Maximum	$52,000,000	$—	$—	$52,000,000
The following information supersedes and replaces the section of our prospectus captioned “Prospectus Summary – Estimated Use of Proceeds of This Offering” on page 16 of the prospectus:
Depending primarily on the number of shares we sell in this offering and assuming all shares sold under our distribution reinvestment plan are sold at $9.50 per share, we estimate for each share sold in this offering that between approximately 87.0% (assuming all shares available under our distribution reinvestment plan are sold) and approximately 86.8% (assuming no shares available under our distribution reinvestment plan are sold) of gross offering proceeds will be available for the purchase of real estate and other real estate-related investments, including repayment of any indebtedness incurred in respect of such purchases. We will use the remainder of the offering proceeds to pay the costs of the offering, including selling commissions and the dealer manager fee, and fees and expenses of our advisor in connection with acquiring properties. We have paid, and may continue to pay, distributions from proceeds raised in this offering in anticipation of future cash flows, and we have not placed a limit on the amount of net proceeds we may use to pay distributions. We will not pay selling commissions or a dealer manager fee on shares sold under our distribution reinvestment plan. The table below sets forth our estimated use of proceeds from this offering:

	Maximum Offering		Maximum Offering
	(Including Distribution		(Not Including Distribution
	Reinvestment Plan)		Reinvestment Plan)
	Amount	Percent	Amount	Percent
Gross Offering Proceeds	$2,975,000,000	100%	$2,923,000,000	100%
Less Public Offering Expenses:
Selling Commissions and Dealer Manager Fee	263,070,000	8.8%	263,070,000	9.0%
Other Organization and Offering Expenses	59,500,000	2.0%	58,460,000	2.0%
Amount Available for Investment	2,652,430,000	89.2%	2,601,470,000	89.0%
Acquisition and Development:
Acquisition Fee	51,704,289	1.7%	50,710,916	1.7%
Acquisition Expenses	12,926,072	0.4%	12,677,729	0.4%
Initial Working Capital Reserve	2,585,214	0.1%	2,535,546	0.1%
Amount Invested in Assets	$2,585,214,425	87.0%	$2,535,545,809	86.8%
The following information supersedes and replaces the first paragraph of the section of our prospectus captioned “Prospectus Summary – The Offering” on page 18 of the prospectus:
We are offering up to 292,300,000 shares of common stock in our primary offering on a “best efforts” basis at $10.00 per share. Discounts are available for certain categories of purchasers, as described in the “Plan of Distribution” section of our prospectus. We also are offering under our prospectus up to approximately 5,473,684 additional shares of common stock under our distribution reinvestment plan at a purchase price of $9.50 per share during this offering, and until such time as our board of directors determines a reasonable estimate of the value of our shares. Thereafter, the purchase price per share under our distribution reinvestment plan will be the most recent estimated value per share as determined by our board of directors as described in the “Summary of Distribution Reinvestment Plan” section of our prospectus. We reserve the right to reallocate the shares of common stock we are offering between our primary offering and our distribution reinvestment plan. We will offer shares of common stock in our primary offering until the earlier of February 28, 2014 or the date we sell approximately 297,773,684 shares; provided, however, that our board of directors may terminate this offering at any time or extend the offering. In no event will we extend this offering beyond 180 days after the third anniversary of the initial effective date. Nothing in our organizational documents prohibits us from engaging in additional subsequent public offerings of our stock. We may sell shares under the distribution reinvestment plan beyond the termination of our primary offering until we have sold approximately 5,473,684 shares through the reinvestment of distributions, but only if there is an effective registration statement with respect to the shares. Pursuant to the Securities Act, and in some states, we may not be able to continue the offering for these periods without filing a new registration statement, or in the case of shares sold under the distribution reinvestment plan, renew or extend the registration statement in such state.
The following information supersedes and replaces the section of our prospectus captioned “Prospectus Summary – Compensation to Our Advisor and its Affiliates” beginning on page 18 of the prospectus:
Our advisor and its affiliates will receive compensation and reimbursement for services relating to this offering and the investment, management and disposition of our assets. All of the items of compensation are summarized in the table below. We will not pay a separate fee for financing, leasing or property management, although we may rely on our advisor or its affiliates to provide such services to us. See the “Management Compensation” section of our prospectus for a more detailed description of the compensation we will pay to our advisor and its affiliates. The selling commissions and dealer manager fee may vary for different categories of purchasers. See the “Plan of Distribution” section of our prospectus for a more detailed discussion of the selling commissions and dealer manager fees we will pay. The table below assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees, and accounts for the fact that shares are sold through our distribution reinvestment plan at $9.50 per share with no selling commissions and no dealer manager fee.

Type of		Estimated Amount for
Compensation	Determination of Amount	Maximum Offering

	Offering Stage

Selling Commissions	We generally will pay to our dealer manager, Cole Capital Corporation, 7% of the gross proceeds of our primary offering. Cole Capital Corporation will reallow 100% of the selling commissions to participating broker-dealers. We will not pay any selling commissions with respect to sales of shares under our distribution reinvestment plan.	$204,610,000

Dealer Manager Fee	We generally will pay to Cole Capital Corporation 2% of the gross proceeds of our primary offering. Cole Capital Corporation may reallow all or a portion of its dealer manager fee to participating broker-dealers. We will not pay a dealer manager fee with respect to sales of shares under our distribution reinvestment plan.	$58,460,000

Reimbursement of Other Organization and Offering Expenses	Our advisor, CR IV Advisors, will incur or pay our organization and offering expenses (excluding selling commissions and the dealer manager fee). We will then reimburse our advisor for these amounts up to 2% of aggregate gross offering proceeds, including proceeds from sales of shares under our distribution reinvestment plan.	$59,500,000
Of the $59,500,000, we expect to reimburse our advisor up to $29,230,000 (1.0% of the gross offering proceeds of our primary offering, or 0.98% of aggregate gross offering proceeds, including proceeds from shares issued under our distribution reinvestment plan) to cover offering expenses that are deemed to be underwriting expenses, and we expect to reimburse our advisor up to $30,270,000 (1.02% of aggregate gross offering proceeds, including proceeds from sales of shares under our distribution reinvestment plan) to cover non-underwriting organization and offering expenses.

	Acquisition and Operations Stage

Acquisition Fee
We will pay to our advisor 2% of: (i) the contract purchase price of each property or asset; (ii) the amount paid in respect of the development, construction or improvement of each asset we acquire; (iii) the purchase price of any loan we acquire; and (iv) the principal amount of any loan we originate.
		$51,704,289 assuming no debt or $206,817,154 assuming leverage of 75% of the contract purchase price.

Type of			Estimated Amount for
Compensation	Determination of Amount		Maximum Offering

	Acquisition and Operations Stage

Advisory Fee
We will pay to our advisor a monthly advisory fee based upon our monthly average invested assets. Monthly average invested assets will equal the average book value of our assets invested, directly or indirectly, in equity interests in and loans secured by our real estate, before reserves for depreciation and amortization or bad debts or other similar non-cash reserves, other than impairment charges, computed by taking the average of such values at the end of each business day, over the course of the month. After our board of directors begins to determine the estimated per share value of our common stock, the monthly advisory fee will be based upon the value of our assets invested, directly or indirectly, in equity interests in and loans secured by our real estate as determined by our board of directors.

The annualized advisory fee rate, and the actual dollar amounts, are dependent upon the amount of our monthly average invested assets and, therefore, cannot be determined at the present time. Based on the following assumed levels of monthly average invested assets, our annualized advisory fee will be as follows:

	The advisory fee will be calculated according to the following fee schedule:		Monthly	Annualized	Annualized
		Annualized	Average	Effective	Advisory
	Monthly Average	Fee Rate for	Invested Assets	Fee Rate	Fee
	Invested Assets Range	Each Range	$1 billion	0.7500%	$7,500,000
	$0 – $2 billion	0.75%	$2 billion	0.7500%	$15,000,000
	over $2 billion – $4 billion	0.70%	$3 billion	0.7333%	$22,000,000
	over $4 billion	0.65%	$4 billion	0.7250%	$29,000,000
			$5 billion	0.7100%	$35,500,000

Operating Expenses
We will reimburse our advisor for acquisition expenses incurred in acquiring each property or in the origination or acquisition of a loan. We expect these expenses to be approximately 0.5% of the purchase price of each property or the amount of each loan; provided, however, that acquisition expenses are not included in the contract purchase price of a property.

$12,926,072 estimated for reimbursement of acquisition expenses assuming no debt or $51,704,289 estimated for reimbursement of acquisition expenses assuming leverage of 75% of the contract purchase price. For all other reimbursements, actual amounts are dependent upon the expenses incurred and, therefore, cannot be determined at the present time.

We will also reimburse our advisor for the expenses incurred in connection with its provision of advisory and administrative services, including related personnel costs and payments to third party service providers; provided, however, that we will not reimburse our advisor for the salaries and benefits paid to our personnel in connection with services for which our advisor receives acquisition fees, and we will not reimburse our advisor for salaries and benefits paid to our executive officers.

	Liquidation/Listing Stage

Disposition Fee
For substantial assistance in connection with the sale of properties, we will pay our advisor or its affiliates an amount equal to up to one-half of the brokerage commission paid on the sale of property, not to exceed 1% of the contract price of the property sold; provided, however, in no event may the disposition fee paid to our advisor or its affiliates, when added to the real estate commissions paid to unaffiliated third parties, exceed the lesser of the customary competitive real estate commission or an amount equal to 6% of the contract sales price.
			Because the disposition fee is based on a fixed percentage of the contract price for sold properties, the actual amount of the disposition fees cannot be determined at the present time.

Type of		Estimated Amount for
Compensation	Determination of Amount	Maximum Offering

Liquidation/Listing Stage

Subordinated Performance Fee
After investors have received a return of their net capital invested and an 8% annual cumulative, non-compounded return, then our advisor will be entitled to receive 15% of the remaining net sale proceeds. We cannot assure you that we will provide this 8% return, which we have disclosed solely as a measure for our advisor’s incentive compensation. We will pay a subordinated fee under only one of the following events: (i) if our shares are listed on a national securities exchange; (ii) if our company is sold or our assets are liquidated; or (iii) upon termination of the advisory agreement.
Actual amounts are dependent upon results of operations and, therefore, cannot be determined at the present time. There is no limit on the aggregate amount of these payments.
The following information supersedes and replaces the section of our prospectus captioned “Estimated Use of Proceeds” beginning on page 61 of the prospectus:
ESTIMATED USE OF PROCEEDS
The following table sets forth information about how we intend to use the proceeds raised in this offering, assuming that we sell the maximum offering of approximately 297,773,684 shares of common stock pursuant to this offering. Many of the figures set forth below represent management’s best estimate since they cannot be precisely calculated at this time. Assuming a maximum offering, we expect that approximately 87.0% of the money that stockholders invest (86.8% if no shares are sold pursuant to our distribution reinvestment plan) will be used to purchase real estate or other real estate-related investments, while the remaining approximately 13.0% (13.2% if no shares are sold pursuant to our distribution reinvestment plan) will be used for working capital and to pay costs of the offering, including selling commissions and the dealer manager fee, and fees and expenses of our advisor in connection with acquiring properties. Proceeds used to purchase real estate or other real estate-related investments include proceeds used to repay any indebtedness incurred in respect of such purchases. We have paid, and may continue to pay, distributions from proceeds raised in this offering in anticipation of future cash flows, and we have not placed a limit on the amount of net proceeds we may use to pay distributions.

	Maximum Offering		Maximum Offering
	(Including Distribution		(Not Including Distribution
	Reinvestment Plan) (1)		Reinvestment Plan) (2)
	Amount	Percent	Amount	Percent
Gross Offering Proceeds	$2,975,000,000	100%	$2,923,000,000	100%
Less Public Offering Expenses:
Selling Commissions and Dealer Manager Fee (3)	263,070,000	8.8%	263,070,000	9.0%
Other Organization and Offering Expenses (4)	59,500,000	2.0%	58,460,000	2.0%
Amount Available for Investment (5)	2,652,430,000	89.2%	2,601,470,000	89.0%
Acquisition and Development:
Acquisition Fee (6)	51,704,289	1.7%	50,710,916	1.7%
Acquisition Expenses (7)	12,926,072	0.4%	12,677,729	0.4%
Initial Working Capital Reserve (8)	2,585,214	0.1%	2,535,546	0.1%
Amount Invested in Assets (9)	$2,585,214,425	87.0%	$2,535,545,809	86.8%

(1)
Assumes the sale to the public of 292,300,000 shares at $10.00 per share pursuant to the primary offering and approximately 5,473,684 shares at $9.50 per share pursuant to the distribution reinvestment plan. In the event that stockholders redeem shares pursuant to our share redemption program, the redemptions will be paid using proceeds from the sale of shares pursuant to our distribution reinvestment plan. Accordingly, the amount of proceeds from the maximum offering, including the distribution reinvestment plan, that is used to purchase real estate and other real estate-related assets, and to pay acquisition-related fees and expenses, will be reduced to the extent that proceeds from our distribution reinvestment plan are used to pay redemptions.

(2)	Assumes the sale to the public of 292,300,000 shares at $10.00 per share pursuant to the primary offering and no shares sold pursuant to the distribution reinvestment plan.

(3)
Includes selling commissions equal to 7% of the gross proceeds of our primary offering, which commissions may be reduced under certain circumstances, and a dealer manager fee equal to 2% of the gross proceeds of our primary offering, both of which are payable to the dealer manager, an affiliate of our advisor. The dealer manager will reallow 100% of the selling commissions to participating broker-dealers. In addition, the dealer-manager, in its sole discretion, may reallow to broker-dealers participating in this offering up to all of its dealer manager fee as marketing fees and due diligence expense allowance based on such factors as the number of shares sold by the participating broker-dealer, the participating broker-dealer’s level of marketing support, and bona fide conference fees incurred, each as compared to those of the other participating broker-dealers. We will not pay a selling commission or a dealer manager fee on shares purchased pursuant to our distribution reinvestment plan. The amount of selling commissions may be reduced under certain circumstances for volume discounts and other types of sales. Furthermore, we may increase the dealer manager fee to 3% of the gross proceeds of our primary offering for purchases made through certain selected dealers, in which event the selling commission would be reduced to 6% of the gross proceeds of our primary offering for those purchases. See the “Plan of Distribution” section of this prospectus for a description of such provisions.

(4)
Assuming we raise the maximum offering amount, we expect to reimburse our advisor up to $29,230,000 (0.98% of aggregate gross offering proceeds, including proceeds from sales of shares under our distribution reinvestment plan) to cover offering expenses that are deemed to be underwriting expenses, and we expect to reimburse our advisor up to $30,270,000 (1.02% of aggregate gross offering proceeds, including proceeds from sales of shares under our distribution reinvestment plan) to cover non-underwriting organization and offering expenses. These organization and offering expenses consist of all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with the offering, including (i) our legal, accounting, printing, mailing and filing fees, charges of our transfer agent for account set up fees, due diligence expenses that are included in a detailed and itemized invoice (such as expenses related to a review of this offering by one or more independent due diligence reviewers engaged by broker-dealers participating in this offering); (ii) amounts to reimburse our advisor for the portion of the salaries paid to employees of its affiliates that are attributed to services rendered to our advisor in connection with preparing supplemental sales materials for us, holding educational conferences and attending retail seminars conducted by our participating broker-dealers and (iii) reimbursements for our dealer manager’s wholesaling costs, and other marketing and organization costs, including (a) payments made to participating broker-dealers for performing these services, (b) the dealer manager’s wholesaling commissions, salaries and expense reimbursements, (c) the dealer manager’s due diligence costs and legal fees and (d) costs associated with business entertainment, logoed items and sales incentives. Expenses to educational conferences and retail seminars described in (ii) above, expenses relating to our dealer manager’s wholesaling costs and payments to participating broker-dealers described in (iii) above and expenses described in (iii)(b) and (iii)(c) above will constitute underwriting compensation, subject to the underwriting limit of 10% of the gross proceeds of our primary offering.

In no event will total organization and offering expenses, including selling commissions, the dealer manager fee and reimbursement of other organization and offering expenses, exceed 15% of the gross proceeds of this offering, including proceeds from sales of shares under our distribution reinvestment plan.

(5)
Until required in connection with the acquisition of real estate or other real estate-related investments, substantially all of the net proceeds of this offering and, thereafter, any working capital reserves we may have, may be invested in short-term, highly-liquid investments including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts.

(6)
Acquisition fees are defined generally as fees and commissions paid by any party to any person in connection with identifying, reviewing, evaluating, investing in and the purchase, development or construction of properties, or the making or investing in loans or other real estate-related investments. We will pay our advisor acquisition fees up to a maximum amount of 2% of the contract purchase price of each property or asset acquired. With respect to a development or a redevelopment project, we will pay our advisor an acquisition fee of 2% of the amount expended on such project. For purposes of this table, we have assumed that the aggregate contract purchase price for our assets will be an amount equal to the estimated amount invested in assets. With respect to any loan we originate or acquire, we will pay our advisor an acquisition fee of 2% of the amount of the loan. For purposes of this table, we also have assumed that no financing is used to acquire properties or other real estate assets. We may incur additional fees, such as real estate commissions, development fees, construction fees, non-recurring management fees, loan fees or points, or any fee of a similar nature. Acquisition fees do not include acquisition expenses.

(7)
Acquisition expenses include legal fees and expenses, travel expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the selection, acquisition and development of real estate properties. For purposes of this table, we have assumed average expenses of 0.5% of the estimated amount invested in assets; however, expenses on a particular acquisition may be higher. Acquisition expenses are not included in the contract purchase price of an asset. Notwithstanding the foregoing, the total of all acquisition expenses and acquisition fees paid by any party to any party, including any real estate commission, selection fee, development fees paid to an affiliate of our advisor, construction fee paid to an affiliate of our advisor, non-recurring management fee, loan fees or point or any fee of a similar nature, payable with respect to a particular property or investment shall be reasonable, and shall not exceed an amount equal to 6% of the contract purchase price of the property, or in the case of a mortgage loan 6% of the funds advanced, unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve fees and expenses in excess of this limit and determine the transaction to be commercially competitive, fair and reasonable to us.

(8)
Working capital reserves typically are utilized for extraordinary expenses that are not covered by revenue generated by the property, such as tenant improvements, leasing commissions and major capital expenditures. Alternatively, a lender may require its own formula for escrow of working capital reserves. Because we expect most of our leases will be triple net or double net leases, as described elsewhere herein, we do not expect to maintain significant working capital reserves.

(9)	Includes amounts anticipated to be invested in properties net of organization and offering expenses, acquisition fees and expenses and initial working capital reserves.
The following information supersedes and replaces the information appearing on pages 79-83 of the section of our prospectus captioned “Management Compensation” beginning on page 79 of the prospectus:
MANAGEMENT COMPENSATION
We have no paid employees. Our advisor and its affiliates manage our day-to-day affairs. The following table summarizes all of the compensation and fees we will pay to our advisor and its affiliates, including amounts to reimburse their costs in providing services. We will not pay a separate fee for financing, leasing or property management, although we may rely on our advisor or its affiliates to provide such services to us. The selling commissions may vary for different categories of purchasers. See the “Plan of Distribution” section of this prospectus. This table assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fee.

Type of		Estimated Amount for
Compensation (1)	Determination of Amount	Maximum Offering (2)

	Offering Stage

Selling Commissions — Cole Capital Corporation (3)	We generally will pay to our affiliated dealer manager, Cole Capital Corporation, 7% of the gross proceeds of our primary offering. Cole Capital Corporation will reallow 100% of selling commissions to participating broker-dealers. We will not pay any selling commissions with respect to sales of shares under our distribution reinvestment plan.	$204,610,000

Dealer Manager Fee— Cole Capital Corporation (3)	We generally will pay to Cole Capital Corporation 2% of the gross proceeds of our primary offering. Cole Capital Corporation may reallow all or a portion of its dealer manager fee to participating broker-dealers. We will not pay a dealer manager fee with respect to sales of shares under our distribution reinvestment plan.	$58,460,000

Reimbursement of Other Organization and Offering Expenses — CR IV Advisors (4)	Our advisor will incur or pay our organization and offering expenses (excluding selling commissions and the dealer manager fee). We will then reimburse our advisor for these amounts up to 2% of gross offering proceeds, including proceeds from sales of shares under our distribution reinvestment plan.	$59,500,000
Of the $59,500,000, we expect to reimburse our advisor up to $29,230,000 (1.0% of the gross offering proceeds of our primary offering, or 0.98% of aggregate gross offering proceeds, including proceeds from shares issued under our distribution reinvestment plan) to cover offering expenses that are deemed to be underwriting expenses, and we expect to reimburse our advisor up to $30,270,000 (1.02% of aggregate gross offering proceeds, including proceeds from sales of shares under our distribution reinvestment plan) to cover non-underwriting organization and offering expenses.

Type of			Estimated Amount for
Compensation (1)	Determination of Amount		Maximum Offering (2)

	Acquisition and Operations Stage

Acquisition Fee — CR IV Advisors (5)
In consideration for finding, evaluating, structuring and negotiating our real estate acquisitions, we will pay to our advisor up to 2% of: (i) the contract purchase price of each property or asset; (ii) the amount paid in respect of the development, construction or improvement of each asset we acquire; (iii) the purchase price of any loan we acquire; and (iv) the principal amount of any loan we originate.

			$51,704,289 assuming no debt or $206,817,154 assuming leverage of 75% of the contract purchase price.

Advisory Fee — CR IV Advisors (6)
In consideration for the day-to-day management of our company, we will pay to our advisor a monthly advisory fee based upon our monthly average invested assets. Monthly average invested assets will equal the average book value of our assets invested, directly or indirectly, in equity interests in and loans secured by our real estate, before reserves for depreciation and amortization or bad debts or other similar non-cash reserves, other than impairment charges, computed by taking the average of such values at the end of each business day, over the course of the month. After our board of directors begins to determine the estimated per share value of our common stock, the monthly advisory fee will be based upon the value of our assets invested, directly or indirectly, in equity interests in and loans secured by our real estate as determined by our board of directors.

The annualized advisory fee rate, and the actual dollar amounts, are dependent upon the amount of our monthly average invested assets and, therefore, cannot be determined at the present time. Based on the following assumed levels of monthly average invested assets, our annualized advisory fee will be as follows:

	The advisory fee will be calculated according to the following fee schedule:		Monthly	Annualized	Annualized
		Annualized	Average	Effective	Advisory
	Monthly Average	Fee Rate for	Invested Assets	Fee Rate	Fee
	Invested Assets Range	Each Range	$1 billion	0.7500%	$7,500,000
	$0 – $2 billion	0.75%	$2 billion	0.7500%	$15,000,000
	over $2 billion – $4 billion	0.70%	$3 billion	0.7333%	$22,000,000
	over $4 billion	0.65%	$4 billion	0.7250%	$29,000,000
			$5 billion	0.7100%	$35,500,000

Operating Expenses— CR IV Advisors (7)
We will reimburse our advisor for acquisition expenses incurred in the process of acquiring each property or in the origination or acquisition of a loan. We expect these expenses will be approximately 0.5% of the purchase price of each property or of the amount of each loan; provided, however, that acquisition expenses are not included in the contract purchase price of a property.

$12,926,072 estimated for reimbursement of acquisition expenses assuming no debt or $51,704,289 estimated for reimbursement of acquisition expenses assuming leverage of 75% of the contract purchase price.

We also will reimburse our advisor for the expenses incurred in connection with its provision of advisory and administrative services, including related personnel costs and payments to third party service providers; provided, however, that we will not reimburse our advisor for the salaries and benefits paid to personnel in connection with services for which our advisor receives acquisition fees, and we will not reimburse our advisor for salaries and benefits paid to our executive officers.

	Liquidation/Listing Stage

Disposition Fee— CR IV Advisors or its affiliates (8)
For substantial assistance in connection with the sale of properties, we will pay our advisor or its affiliates an amount equal to up to one-half of the brokerage commission paid on the sale of property, not to exceed 1% of the contract price of the properties sold; provided, however, in no event may the disposition fee paid to our advisor or its affiliates, when added to the real estate commissions paid to unaffiliated third parties, exceed the lesser of the customary competitive real estate commission or an amount equal to 6% of the contract sales price.

			Because the disposition fee is based on a fixed percentage of the contract price for sold properties, the actual amount of the disposition fees cannot be determined at the present time.

Type of		Estimated Amount for
Compensation (1)	Determination of Amount	Maximum Offering (2)

Liquidation/Listing Stage

Subordinated Performance Fee— CR IV Advisors (9)
After investors have received a return of their net capital invested and an 8% annual cumulative, non-compounded return, then our advisor will be entitled to receive 15% of the remaining net sale proceeds. We cannot assure you that we will provide this 8% return, which we have disclosed solely as a measure for our advisor’s incentive compensation. We will pay a subordinated fee under only one of the following events: (i) if our shares are listed on a national securities exchange; (ii) if our company is sold or our assets are liquidated; or (iii) upon termination of the advisory agreement.

Actual amounts are dependent upon results of operations and, therefore, cannot be determined at the present time. There is no limit on the aggregate amount of these payments.

(1)
We will pay all fees, commissions and expenses in cash, other than the subordinated performance fee, which we may pay in cash, common stock, a non-interest bearing promissory note or any combination of the foregoing, as we may determine in our discretion.

(2)
The estimated maximum dollar amounts are based on the sale to the public of 292,300,000 shares at $10.00 per share and approximately 5,473,684 shares at $9.50 per share pursuant to our distribution reinvestment plan.

(3)
These payments are underwriting compensation. Underwriting compensation paid from any source in connection with this offering may not exceed 10% of the gross proceeds of the primary offering. Selling commissions and, in some cases, the dealer manager fee, will not be charged with regard to shares sold to or for the account of certain categories of purchasers. See the “Plan of Distribution” section of this prospectus.

(4)
These organization and offering expenses consist of all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with the offering, including: (i) our legal, accounting, printing, mailing and filing fees, charges of our transfer agent for account set up fees, due diligence expenses that are included in a detailed and itemized invoice (such as expenses related to a review of this offering by one or more independent due diligence reviewers engaged by broker-dealers participating in this offering); (ii) amounts to reimburse our advisor for the portion of the salaries paid to employees of its affiliates that are attributed to services rendered to our advisor in connection with preparing supplemental sales materials for us, holding educational conferences and attending retail seminars conducted by our participating broker-dealers; and (iii) reimbursements for our dealer manager’s wholesaling costs, and other marketing and organization costs, including (a) payments made to participating broker-dealers for performing these services, (b) the dealer manager’s wholesaling commissions, salaries and expense reimbursements, (c) the dealer manager’s due diligence costs and legal fees and (d) costs associated with business entertainment, logoed items and sales incentives. Expenses relating to educational conferences and retail seminars described in (ii) above, expenses relating to our dealer manager’s wholesaling costs and payments to participating broker-dealers described in (iii) above and expenses described in (iii)(b) and (iii)(c) above will constitute underwriting compensation, subject to the underwriting limit of 10% of the gross proceeds of our primary offering.

The estimated maximum reimbursement for other organization and offering expenses, $59,500,000, is calculated based upon gross offering proceeds including proceeds from our distribution reinvestment plan. The $29,230,000 portion of the estimated maximum reimbursement for other organization and offering expenses that we expect will be used to cover offering expenses that are deemed to be underwriting expenses equals 0.98% of aggregate gross offering proceeds, including proceeds from shares issued under our distribution reinvestment plan. However, because we do not take proceeds from the sale of shares under our distribution reinvestment plan into account when we calculate the maximum amount we will pay for underwriting compensation, the table also indicates that the $29,230,000 that we expect will be used to cover offering expenses that are deemed to be underwriting expenses equals 1.0% of the gross offering proceeds of our offering, excluding proceeds from our distribution reinvestment plan (which we refer to in this prospectus as our primary offering). In no event will total organization and offering expenses, including selling commissions, the dealer manager fee and reimbursement of other organization and offering expenses, exceed 15% of the gross proceeds of this offering, including proceeds from sales of shares under our distribution reinvestment plan.

(5)
Any portion of this fee may be deferred and paid in a subsequent period upon the mutual agreement of us and our advisor. Pursuant to our charter, in accordance with the NASAA REIT Guidelines, our total of all acquisition fees and expenses relating to any purchase, including fees and expenses paid to third parties, shall not exceed 6% of the contract purchase price unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve fees and expenses in excess of this limit and determine the transaction to be commercially competitive, fair and reasonable to us. Included in the computation of such fees will be any real estate commission, acquisition fee, development fee, construction fee, non-recurring management fee, loan fees or points, or any fee of a similar nature. On a quarterly basis, we will review the total acquisition fees and expenses relating to each purchase to ensure that such fees and expenses do not exceed 6% of the contract purchase price. For a description of the duties of our advisor pursuant to the advisory agreement, including acquisition services, see the section of this prospectus captioned “Management — The Advisory Agreement.”

(6)
Any portion of this fee may be deferred and paid in a subsequent period upon the mutual agreement of us and our advisor. An asset’s book value typically will equal its cost. However, in the event that an asset suffers an impairment, we will reduce the real estate and related intangible assets and liabilities to their estimated fair market value. See the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Application of Critical Accounting Policies — Investment in and Valuation of Real Estate and Related Assets” in our Annual Report on Form 10-K for the year ended December 31, 2012, incorporated by reference into this prospectus, for additional information. For a description of the duties of our advisor pursuant to the advisory agreement, including day-to-day advisory services, see the section of this prospectus captioned “Management — The Advisory Agreement.”

(7)
We reimburse our advisor for the portion of the salaries paid to employees of Cole Capital who are dual employees of our advisor, including executive officers and key personnel of our advisor who are not also executive officers of our company, that are attributed to services rendered by our advisor in connection with our operations, including non-offering related legal and accounting services.

Additional services may be provided to us by third parties, for which they will be separately compensated either directly by us or by our advisor and reimbursed by us. In the event that our advisor engages a third party to perform services that we have engaged our advisor to perform pursuant to the advisory agreement, such third party will be compensated by the advisor out of its advisory fee; provided, however, that third-party property management fees payable by tenants of a property may be charged to and paid by such tenants and will not reduce the advisory fee we pay to our advisor or its affiliates.
We will not reimburse our advisor for any amount by which the operating expenses (which exclude, among other things, the expenses of raising capital, interest payments, taxes, non-cash items such as depreciation, amortization and bad debt reserves, and acquisition fees and acquisition expenses) paid during the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets, or (ii) 25% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period. We will perform the above calculation on a quarterly basis to ensure that the operating expense reimbursements are within these limitations. Acquisition expenses are accounted for separately.
We lease our office space from an affiliate of our advisor and share the space with other entities affiliated with Cole Capital. The amount we will pay under the lease will be determined on a monthly basis based upon the allocation of the overall lease cost to the approximate percentage of time, size of the area that we utilize and other resources allocated to us.

(8)
Although we are most likely to pay disposition fees to CR IV Advisors or its affiliates at the time of our liquidation, these fees may be earned during our operational stage if we sell properties prior to our liquidation.

(9)
We will pay a subordinated performance fee under only one of the following alternative events: (i) if our shares are listed on a national securities exchange, our advisor will be entitled to a subordinated performance fee equal to 15% of the amount, if any, by which (1) the market value of our outstanding stock plus distributions paid by us prior to listing, exceeds (2) the sum of the total amount of capital raised from investors and the amount of distributions necessary to generate an 8% annual cumulative, non-compounded return to investors; (ii) if our company is sold or our assets are liquidated, our advisor will be entitled to a subordinated performance fee equal to 15% of the net sale proceeds remaining after investors have received a return of their capital invested and an 8% annual cumulative, non-compounded return; or (iii) upon termination of the advisory agreement, our advisor may be entitled to a subordinated performance fee similar to that to which it would have been entitled had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination. Under our charter, we could not increase these success-based fees without the approval of a majority of our independent directors, and any increase in these fees would have to be reasonable. Our charter provides that these subordinated fees are “presumptively reasonable” if they do not exceed 15% of the balance of such net proceeds or such net market value remaining after investors have received a return of their net capital contributions and an 8% per year cumulative, non-compounded return.

The subordinated performance fee likely will be paid in the form of a non-interest bearing promissory note that will be repaid from the net sale proceeds of each sale after the date of the termination or listing, although, at our discretion, we may pay this fee with cash or shares of our common stock, or any combination of the foregoing. At the time of such sale, we may, however, again at our discretion, pay all or a portion of such non-interest bearing promissory note with shares of our common stock. If shares are used for payment, we do not anticipate that they will be registered under the Securities Act and, therefore, will be subject to restrictions on transferability. Any portion of the subordinated performance fee that our advisor receives prior to our listing will offset the amount otherwise due pursuant to the subordinated performance fee payable upon listing. In no event will the amount paid to our advisor under the non-interest bearing promissory note, if any, exceed the amount considered presumptively reasonable by the NASAA REIT Guidelines. Any subordinated performance fee payable in respect of net sale proceeds that is not paid at the date of sale because investors have not received their required minimum distribution will be deferred and paid at such time as the subordination conditions have been satisfied.
The market value of our outstanding stock will be calculated based on the average market value of the shares issued and outstanding at listing over the 30 trading days beginning 180 days after the shares are first listed. We have the option to cause our operating partnership to pay the subordinated performance fee in the form of stock, cash, a non-interest bearing promissory note or any combination thereof. In the event the subordinated performance fee is earned by our advisor, any previous payments of the subordinated participation in net sale proceeds will offset the amounts due pursuant to the subordinated performance fee, and we will not be required to pay our advisor any further subordinated participation in net sale proceeds.
The following information supersedes and replaces the first paragraph of the section of our prospectus captioned “Summary of Distribution Reinvestment Plan” on page 151 of the prospectus:
We have adopted a distribution reinvestment plan. The distribution reinvestment plan allows you to have distributions otherwise payable to you in cash reinvested in additional shares of our common stock. We are offering up to approximately 5,473,684 shares for sale pursuant to our distribution reinvestment plan at an initial price of $9.50 per share. Such price may only be available until the termination of our primary offering, which is anticipated to be on or before February 28, 2014, although our board of directors may extend the primary offering; however, in no event will we extend this offering beyond 180 days after the third anniversary of the initial effective date. Our board of directors has the discretion to extend the offering period for the shares offered under our distribution reinvestment plan up to the sixth anniversary of the termination of the primary offering. We may reallocate the shares of common stock being offered in this prospectus between the primary offering and the distribution reinvestment plan. The following is a summary of our distribution reinvestment plan. See Appendix H to this prospectus for the full text of the plan.
The following information supersedes and replaces the section of our prospectus captioned “Plan of Distribution – The Offering” on page 183 of the prospectus:
We are offering a maximum of approximately 297,773,684 shares of our common stock to the public through Cole Capital Corporation, our dealer manager, a registered broker-dealer affiliated with our advisor. Of this amount, we are offering up to 292,300,000 shares in our primary offering at a price of $10.00 per share, except as provided below. The shares are being offered on a “best efforts” basis, which generally means that the dealer manager is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We also are offering up to approximately 5,473,684 shares for sale pursuant to our distribution reinvestment plan. The purchase price for shares sold under our distribution reinvestment plan will be $9.50 per share during this offering, and until such time as our board of directors determines a reasonable estimate of the value of our shares. Thereafter, the purchase price per share under our distribution reinvestment plan will be the most recent estimated value per share as determined by our board of directors. No selling commissions or dealer manager fees will be paid with respect to these shares. We reserve the right to reallocate the shares of our common stock we are offering between the primary offering and our distribution reinvestment plan. The offering of shares of our common stock will terminate on or before February 28, 2014; provided, however, that our board of directors may extend the primary offering. If we decide to extend the primary offering beyond February 28, 2014, we will provide that information in a prospectus supplement; however, in no event will we extend this offering beyond 180 days after the third anniversary of the initial effective date. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan, or to file a new registration statement in connection with our distribution reinvestment plan, until we have sold all shares allocated to such plan, in which case participants in the plan will be notified. This offering must be registered, or exempt from registration, in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

The following information supersedes and replaces the table and related footnotes appearing on page 184 of the section of our prospectus captioned “Plan of Distribution – Compensation We Will Pay for the Sale of Our Shares” beginning on page 183 of the prospectus:

	Per Share	Total Maximum
Primary Offering:
Price to Public	$10.00	$2,923,000,000
Selling Commissions (1)	0.70	204,610,000
Dealer Manager Fee (2)	0.20	58,460,000
Proceeds to Cole Credit Property Trust IV, Inc. (3)	$9.10	$2,659,930,000
Distribution Reinvestment Plan:
Price to Public	$9.50	$52,000,000
Selling Commissions	—	—
Dealer Manager Fee	—	—
Proceeds to Cole Credit Property Trust IV, Inc. (3)	$9.50	$52,000,000

(1)	All selling commissions will be reallowed to participating broker-dealers.

(2)	All or a portion of the dealer manager fee will be reallowed to participating broker-dealers.

(3)	Before payment of other organization and offering expenses.
The following information supersedes and replaces the table and related footnotes appearing on pages 185-186 of the section of our prospectus captioned “Plan of Distribution – Compensation We Will Pay for the Sale of Our Shares” beginning on page 183 of the prospectus:

		Percent of
		Maximum Offering
		(Not Including
		Distribution
	Estimated Amount	Reinvestment Plan)
Selling commissions	$204,610,000	7.0%
Dealer manager fee (1)	2,300,268	0.0% *
Dealer manager fee reallowance to participating broker-dealers	39,460,500	1.4%
Dealer manager wholesaling commissions, salaries and expense reimbursement	38,476,419	1.3%
Broker-dealer conference fees, training and education meetings, business entertainment, logoed items and sales incentives	6,802,813	0.2%
Due diligence allowance	400,000	0.0% *
Legal fees of the dealer manager	250,000	0.0% *
Total (2)	$292,300,000	10.0%

*    Represents less than 0.1%.

(1)
Represents the estimated amount of the dealer manager fee that will remain for the dealer manager after allocation to certain expenses noted in the table, such as the dealer manager’s wholesaling compensation.

(2)
Of this total amount, $204,610,000 and $58,460,000 (7% and 2% of gross offering proceeds, excluding proceeds from our distribution reinvestment plan) will be paid by us from the proceeds of this offering in the form of selling commissions and dealer manager fees, respectively. The remaining $29,230,000 (approximately 1% of gross offering proceeds, excluding proceeds from our distribution reinvestment plan) in expenses will be paid for reimbursements of other organization and offering expenses.

It is important to note that we are permitted to reimburse our advisor an amount up to 2% of gross offering proceeds, including proceeds from sales of shares under our distribution reinvestment plan, for other organization and offering expenses, which includes both underwriting and non-underwriting expenses. As shown in the “Management Compensation” table elsewhere in this prospectus, we expect to reimburse non-underwriting organization and offering expenses up to $30,270,000. In no event will the total amount of underwriting compensation paid by us in the form of organization and offering expense reimbursements exceed an amount equal to 1% of the gross offering proceeds, excluding proceeds from our distribution reinvestment plan.

The following information supersedes and replaces the heading on the back page of our prospectus and all similar discussions appearing throughout the prospectus:
Cole Credit Property Trust IV, Inc.
Prospectus
Up to Approximately 297,773,684 Shares of Common Stock
Offered to the Public

CCPT 4-SUP-26B